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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under The Securities Exchange Act of 1934




                                ENERGYSOUTH, INC.
                           --------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
                          ----------------------------
                         (Title of Class of Securities)


                                   292907 10 0
                               ------------------
                                 (CUSIP Number)


                                  March 8, 2001
                            -------------------------
             (Date of Event Which Requires Filing of this Statement)




            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                               [ ] Rule 13d-1 (b)
                               [X] Rule 13d-1 (c)
                               [ ] Rule 13d-1 (d)
















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                              CUSIP NO. 292907 10 0


1. Names of Reporting Persons, I.R.S. Identification No. Of Above Persons (entities only)

         Emily Staples Hearin


2.       Check the Appropriate Box If a Member of a Group
         (a)
         (b)


3.       SEC USE ONLY


4.       Citizenship or Place of Organization

         United States of America


Number of Shares
Beneficially Owned
by Each Reporting
Person with

                  5.       Sole Voting Power                48,624 Shares*


                  6.       Shared Voting Power             244,271 Shares*


                  7.       Sole Dispositive Power           48,624 Shares*


                  8.       Shared Dispositive Power        244,271 Shares*


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         292,895 Shares*

10.      Check If the Aggregate Amount in Row (9) Excludes Certain Shares

11.      Percent of Class Represented by Amount in Row 9

         6.0%

12.      Type of Reporting Person

         IN






         *See Notes 1 and 2.

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                             CUSIP NO. 292907 10 0


1. Names of Reporting Persons, I.R.S. Identification No. Of Above Persons (entities only)

         Ann B. Hearin


2.       Check the Appropriate Box If a Member of a Group
         (a)
         (b)


3.       SEC USE ONLY


4.       Citizenship or Place of Organization

         United States of America


Number of Shares
Beneficially Owned
by Each Reporting
Person with

                  5.       Sole Voting Power           69,724 Shares*


                  6.       Shared Voting Power        244,271 Shares*


                  7.       Sole Dispositive Power      69,724 Shares*


                  8.       Shared Dispositive Power   244,271 Shares*


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         313,995 Shares*

10.      Check If the Aggregate Amount in Row (9) Excludes Certain Shares

11.      Percent of Class Represented by Amount in Row 9

         6.4%

12.      Type of Reporting Person

         IN





         *See Notes 1 and 3.


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                              CUSIP NO. 292907 10 0


1. Names of Reporting Persons, I.R.S. Identification No. Of Above Persons (entities only)

         Luis M. Williams


2.       Check the Appropriate Box If a Member of a Group
         (a)
         (b)


3.       SEC USE ONLY


4.       Citizenship or Place of Organization

         United States of America


Number of Shares
Beneficially Owned
by Each Reporting
Person with

                  5.       Sole Voting Power            75,036 Shares*


                  6.       Shared Voting Power         244,271 Shares*


                  7.       Sole Dispositive Power       75,036 Shares*


                  8.       Shared Dispositive Power    244,271 Shares*


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         319,307 Shares*

10.      Check If the Aggregate Amount in Row (9) Excludes Certain Shares

11.      Percent of Class Represented by Amount in Row 9

         6.5%

12.      Type of Reporting Person

         IN





         *See Notes 1 and 4.

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                              CUSIP NO. 292907 10 0


1. Names of Reporting Persons, I.R.S. Identification No. Of Above Persons (entities only)

         Thomas B. Van Antwerp


2.       Check the Appropriate Box If a Member of a Group
         (a)
         (b)


3.       SEC USE ONLY


4.       Citizenship or Place of Organization

         United States of America


Number of Shares
Beneficially Owned
by Each Reporting
Person with

                  5.       Sole Voting Power             2,194 Shares*


                  6.       Shared Voting Power         246,996 Shares*


                  7.       Sole Dispositive Power        2,194 Shares*


                  8.       Shared Dispositive Power    246,996 Shares*


9.       Aggregate Amount Beneficially Owned by Each Reporting Person

         249,190 Shares*

10.      Check If the Aggregate Amount in Row (9) Excludes Certain Shares

11.      Percent of Class Represented by Amount in Row 9

         5.1%

12.      Type of Reporting Person

         IN






         *See Notes 1 and 5.

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                              Notes to Schedule 13G

Note 1. Includes 244,271 shares held by the Executors of the Estate of William J. Hearin, Jr. (the "Estate"). Each of the filing persons, who are co-executors of the Estate appointed by the Probate Court of Mobile County, Alabama on March 8, 2001, has shared voting and dispositive power over these shares.

Note 2. Includes 48,624 shares owned directly by Mrs. Hearin over which she has sole voting and dispositive power.

Note 3. Includes 69,724 shares owned directly by Ms. Hearin over which she has sole voting and dispositive power.

Note 4. Includes 7,536 shares owned directly by Mr. Williams over which he has sole voting and dispositive power and 67,500 shares owned by The Hearin/Chandler Foundation, as to which Mr. Williams has sole voting and dispositive power as the trustee; excludes 9,101 shares owned by Mr. Williams' spouse, as to which he disclaims beneficial ownership.

Note 5. Includes 634 shares held directly by Mr. Van Antwerp over which he has sole voting and dispositive power, 2,725 shares owned jointly with Mr. Van Antwerp's spouse with whom he shares voting and dispositive power, and 1,560 shares held in two accounts by Mr. Van Antwerp as custodian for two children under the New York Uniform Transfers to Minors Act, as to which he has sole voting and dispositive power.

Note 6. Based on information provided by the Issuer as to shares outstanding as of January 2, 2001.






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Item 1(a).  Name of Issuer:

            EnergySouth, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:

            2828 Dauphin Street
            Mobile, Alabama 36606


Item 2(a).  Name of Person Filing:

            See respective cover pages.


Item 2(b).  Address of Principal Business Office or, if None, Residence:

            Emily Staples Hearin
            301 East Dellwood Drive
            Mobile, AL 36606

            Ann B. Hearin
            28 Magnolia Trace
            Point Clear, AL 36564

            Luis M. Williams
            4551 Knight Way Drive
            Mobile, AL 36608

            Thomas B. Van Antwerp
            c/o Legal Professional Staffing, Inc.
            Suite 1295
            2 Ravina Drive
            Atlanta, GA 30346


Item 2(c).  Citizenship:

            United States of America


Item 2(d).  Title of Class of Securities:

            Common Stock ($.01 par value)


Item 2(e).  CUSIP Number:

            292907 10 0


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

            (a) - (j) Not applicable





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Item 4.  OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


         (a)      Amount beneficially owned: See respective cover pages.

         (b)      Percent of class: See respective cover pages.

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote ________.

                           See respective cover pages.

                  (ii)     Shared power to vote or to direct the vote ________.

                           See respective cover pages.

                  (iii) Sole power to dispose or to direct the disposition of__________.

                           See respective cover pages.

                  (iv) Shared power to dispose or to direct the disposition of__________.

                           See respective cover pages.

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable

Item 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable

Item 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

         After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to herself, and to her best knowledge as to each other filing person is true, complete and correct.



Date:   March 22, 2001

        /s/  Emily Staples Hearin
        --------------------------------
             Emily Staples Hearin

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                                    SIGNATURE

         After reasonable inquiry and to the best of her knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to herself, and to her best knowledge as to each other filing person is true, complete and correct.



Date:   March 22, 2001

        /s/ Ann B. Hearin
        -------------------------
            Ann B. Hearin









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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.



Date:   March 22, 2001

        /s/  Luis M. Williams
        ---------------------------
             Luis M. Williams






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                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned agrees that this statement is filed on behalf of each of them and certifies that the information set forth in this statement as to himself, and to his best knowledge as to each other filing person is true, complete and correct.



Date:   March 22, 2001

        /s/  Thomas B. Van Antwerp
        ------------------------------------
             Thomas B. Van Antwerp









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